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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 1 - 10421

FOR THE SIX MONTHS ENDED JUNE 30, 2002

LUXOTTICA GROUP S.p.A.

VIA CANTU' 2, MILAN 20123 ITALY
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

F O R M 6 K for the six months ended June 30 of Fiscal Year 2002

LUXOTTICA GROUP S.p.A.

INDEX TO FORM 6—K

CONSOLIDATED BALANCE SHEETS—US GAAP

DECEMBER 31, 2001 AND JUNE 30, 2002

	December 31, 2001	June 30, 2002	June 30, 2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

ASSETS
CURRENT ASSETS
Cash	199,202	221,683	$218,491
Restricted cash	213,507	0	0
Accounts receivable—net	381,281	458,950	452,342
Sales and income taxes receivable	23,327	13,013	12,826
Inventories	371,406	366,550	361,272
Prepaid expenses and other	75,468	75,180	74,098
Net deferred tax assets—current	163,201	187,533	184,833

Total current assets	1,427,392	1,322,910	1,303,860

PROPERTY, PLANT AND EQUIPMENT—net	501,346	496,548	489,398

OTHER ASSETS
Intangible assets—net	2,009,740	2,008,505	1,979,582
Investments	5,798	5,425	5,347
Other assets	4,085	6,632	6,537

Total other assets	2,019,623	2,020,562	1,991,465

TOTAL	3,948,363	3,840,019	$3,784,723

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank overdrafts	411,193	373,444	$368,067
Current portion of long-term debt	1,339,131	1,014,816	1,000,202
Accounts payable	183,431	212,709	209,646
Accrued expenses and other	345,863	336,394	331,550
Accrual for customers' right of return	14,087	10,739	10,584
Income taxes payable	5,793	41,495	40,898

Total current liabilities	2,299,498	1,989,596	1,960,946

LONG TERM LIABILITIES
Long term debt	132,247	186,243	183,561
Liability for termination indemnities	35,029	37,602	37,060
Net deferred tax liabilities—non current	10,282	127,169	125,338
Other	122,989	111,426	109,821

Total long term liabilities	300,547	462,439	455,780

MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	5,473	8,033	7,917

SHAREHOLDERS' EQUITY
Capital stock par value Euro 0.06—452,865,817 and 454,184,800 ordinary shares authorized and issued at December 31, 2001 and June 30, 2002, respectively; 451,660,817 and 453,420,273 shares outstanding at December 31, 2001 and June 30, 2002, respectively.	27,172	27,251	26,859
Additional paid-in capital	18,381	36,093	35,573
Retained earnings	1,152,508	1,287,650	1,269,108
Accumulated other comprehensive income	147,116	30,436	29,998

Total	1,345,177	1,381,430	1,361,537
Less—Treasury shares at cost; 1,205,000 and 764,527 shares at December 31, 2001 and June 30, 2002, respectively	2,334	1,480	1,459

Shareholders' equity	1,342,843	1,379,950	1,360,080

TOTAL	3,948,363	3,840,019	$3,784,723

(1)
Translated at the Noon Buying Rate of Euro 1.00=US $0.9856 on June 28, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED INCOME—US GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	2001	2002(3)	2002(3)
	(Thousand of Euro)(1)		(Thousand of US dollars)(1)(2)

NET SALES	1,570,551	1,733,879	$1,708,911
COST OF SALES	465,911	483,874	476,907

GROSS PROFIT	1,104,640	1,250,004	1,232,004

OPERATING EXPENSES:
Selling and advertising	633,916	744,812	734,086
General and administrative	182,502	160,426	158,116

Total	816,418	905,238	892,202

INCOME FROM OPERATIONS	288,222	344,766	339,802

OTHER INCOME (EXPENSE):
Interest income	8,646	2,784	2,744
Interest expense	(44,115)	(39,872)	(39,298)
Other—net	10,288	(844)	(832)

Other income (expense) net	(25,181)	(37,932)	(37,386)

INCOME BEFORE PROVISION FOR INCOME TAXES	263,041	306,834	302,416
PROVISION FOR INCOME TAXES	73,652	92,050	90,725

INCOME BEFORE MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	189,389	214,784	211,691
MINORITY INTERESTS IN INCOME OF CONSOLIDATED SUBSIDIARIES	2,832	2,431	2,396

NET INCOME	186,557	212,353	$209,295

EARNINGS PER SHARE:
Basic	0.41	0.47	$0.46

Diluted	0.41	0.47	$0.46

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING (thousands):
Basic	450,682.4	452,633.2
Diluted	453,854.4	455,497.4

(1)
Except for earnings per share which are stated in Euro and U.S. dollars.
(2)
Translated at the Noon Buying Rate of Euro 1.00=US $0.9856 on June 28, 2002 (see Note 6).
(3)
Results for the six month period ended June 30, 2002 include the effect of the adoption of Statement of Financial Accounting Standards No. 142 (see Note 8). For a comparison between the two periods on a consolidated adjusted basis, see "Management Discussion and Analysis" section.

STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2002

			Additional Paid-in Capital			Accumulated Other Comprehensive Income		Consolidated Shareholders' Equity
	Common Stock			Retained Earnings	Comprehensive Income		Treasury Shares
	Shares	Amount
	(Thousand of Euro)

BALANCES, January 1, 2002	452,865,817	27,172	18,381	1,152,508		147,116	(2,334)	1,342,843
Exercise of stock options	1,318,983	79	9,051					9,130
Translation adjustment					(127,998)	(127,998)		(127,998)
Other			8,661		11,318	11,318	854	20,833
Dividends declared				(77,211)				(77,211)
Net income				212,353	212,353			212,353

Comprehensive income					95,673

BALANCES,
June 30, 2002	454,184,800	27,251	36,093	1,287,650		30,436	(1,480)	1,379,950

Comprehensive income					$94,295

(Thousand of US dollars)(1)
BALANCES, June 30, 2002	454,184,800	$26,859	$35,573	$1,269,108		$29,998	$(1,459)	$1,360,079

(1)
Translated at the Noon Buying Rate of Euro 1.00=US $0.9856 on June 28, 2002 (see Note 6).

STATEMENTS OF CONSOLIDATED CASH FLOWS—US GAAP

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

	2001	2002	2002
	(Thousand of Euro)		(Thousand of US dollars)(1)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income before minority interests	189,389	214,784	$211,691

Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	97,588	77,016	75,907
Benefit for deferred income taxes	(16,562)	(39,407)	(38,840)
Losses (Gains) on disposal of fixed assets—net	41	(1,552)	(1,530)
Termination indemnities matured during the period	4,336	2,653	2,615
Changes in assets and liabilities:
Accounts receivable	(99,683)	(96,623)	(95,231)
Prepaid expenses and other	(43,792)	7,829	7,717
Inventories	(19,934)	(7,428)	(7,321)
Accounts payable	12,507	14,090	13,887
Accrued expenses and other	28,508	(5,013)	(4,941)
Accrual for customers right of return	279	(2,192)	(2,161)
Income taxes payable	19,967	36,807	36,277

Total adjustments	(16,745)	(13,820)	(13,621)

Cash provided by operating activities	172,644	200,964	$198,070

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions	(35,672)	(87,883)	$(86,617)
Disposals	4,739	2,648	2,610
Increase in investments	(85)	—	—
Acquisitions of business (net of cash acquired)	(534,579)	(19,649)	(19,366)
Decrease in intangible assets	(416)	23,317	22,982

Cash used in investing activities	(566,013)	(81,567)	(80,391)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long term debt:
Proceeds	500,000	405,114	399,280
Repayments	(127,986)	(691,066)	(681,115)
Current maturities	44,494	—	—
(Investment in)/use of restricted cash deposit	(103,199)	211,622	208,575
Treasury shares and additional paid-in capital	—	9,514	9,377
Exercise of stock options	4,873	9,130	8,998
Dividends paid	—	—	—

Net cash provided by (used in) financing activities	318,182	(55,686)	(54,885)

EFFECT OF TRANSLATION ADJUSTMENTS	(8,163)	4,308	4,246

INCREASE (DECREASE) IN CASH	(83,349)	68,019	67,040
CASH, BEGINNING OF THE PERIOD	(66,723)	(211,991)	(208,938)

EFFECT OF TRANSLATION ADJUSTMENTS ON CASH	1,073	(7,790)	(7,678)

CASH, END OF THE PERIOD	(148,999)	(151,761)	$(149,576)

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	43,157	36,788	$36,258
Cash paid during the period for taxes	64,405	66,999	$66,034

(1)
Translated at the Noon Buying Rate of Euro 1.00 = US $0.9856 on June 28, 2002 (see Note 6).

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.  CONSOLIDATED FINANCIAL STATEMENTS

        The accompanying consolidated balance sheet as of June 30, 2002 and the related statements of consolidated income and cash flows for the six months ended June 30, 2001 and 2002 and the statement of consolidated shareholders' equity for the six month period ended June 30, 2002 have been prepared by Luxottica Group S.p.A. (the "Company") in accordance with accounting principles generally accepted in the United States of America. The consolidated balance sheet at June 30, 2002, the statements of consolidated income and cash flows for the six month periods ended June 30, 2001 and 2002, and the statement of consolidated shareholders' equity for the six month period ended June 30, 2002 are derived from unaudited financial statements. In the opinion of Management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of and for the six months ended June 30, 2001 and 2002 have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been omitted. The consolidated financial statements as of and for the six month period ended June 30, 2002 should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001. The results of operations for the six months ended June 30, 2002 are not necessarily indicative of the operating results for the full year.

2.  ACQUISITION OF SUNGLASS HUT INTERNATIONAL

        On February 20, 2001, the Company formed an indirect wholly-owned U.S. subsidiary, Shade Acquisition Corp., for the purpose of making a tender offer for all the outstanding common stock of Sunglass Hut International, Inc. ("SGHI" or "Sunglass Hut"), a publicly traded company on the NASDAQ National Market. The tender offer commenced on March 5, 2001 and was completed on March 30, 2001. On April 4, 2001, Shade Acquisition Corp. was merged with and into SGHI and SGHI became an indirect wholly-owned subsidiary of the Company. As such, the results of SGHI have been consolidated into the Company's consolidated financial statements as of the acquisition date. The acquisition was accounted for using the purchase method, and accordingly, the purchase price of Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses) was allocated to the assets acquired and liabilities assumed based on their fair value at the date of the acquisition. This included an independent valuation of the value of intangibles, including trade names. As a result of the final independent valuation, which was completed in March 2002, the aggregate balance of goodwill and other intangibles previously recorded at December 31, 2001 increased by approximately Euro 147 million. The excess of purchase price over net assets acquired has been recorded in the accompanying consolidated balance sheets.

        The purchase price and expenses have been allocated based upon the valuation of the Company's acquired assets and liabilities assumed as follows (thousands of Euro):

Thousands of Euro

Assets purchased:
Cash and cash equivalents	17,023
Inventories	90,034
Property, plant and equipment	113,212
Prepaid expenses and other current assets	14,717
Accounts receivable	2,161
Trade name	340,858
Other assets including deferred tax assets	34,657
Liabilities assumed:
Accounts payable and accrued expenses	(101,020)
Other current liabilities	(52,200)
Deferred tax liabilities	(135,340)
Long-term debt	(128,691)
Bank overdraft	(104,155)

Fair Value of Net Assets	91,256
Other Intangible Assets (including goodwill)	466,790

Total Purchase Price	558,046

        Certain consolidated adjusted financial information for the six month period ended June 30, 2001, giving effect to the SGHI acquisition as if it occurred on January 1, 2001, among other items, is disclosed in the "Management Discussion and Analysis" section.

3.  INVENTORIES

        Inventories consisted of the following (Thousand of Euro):

	December 31, 2001	June 30, 2002

Raw materials	59,460	63,878
Work in process	23,634	23,057
Finished goods	288,312	279,615

Total	371,406	366,550

4.  EARNINGS PER SHARE

        Earnings per share are computed by dividing net income by the number of weighted-average shares outstanding during the period. Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options) outstanding during the period.

5.  STOCK OPTION PLAN

        Options to purchase an aggregate of 8,361,800 Ordinary Shares of the Company were outstanding at June 30, 2002. These options become exercisable in three equal annual installments and expire on or before January 31, 2011. During the first six months of 2002, 1,318,983 options were exercised. As the Company has elected to apply Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense was recognized because the options' exercise price was equal to the fair market value of the stock on each date of the grant.

6.  CONVERSION OF FINANCIAL STATEMENTS INTO U.S. DOLLARS

        The consolidated financial statements presented in Euro as of and for the six months ended June 30, 2002, are also translated in U.S. Dollars, solely for the convenience of the readers of these financial statements, at the noon buying rate of Euro 1.00 = U.S. Dollar 0.9856, as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") at June 28, 2002. Such translations should not be construed as representations that Euro amounts could be converted into U.S. Dollars at that or any other rate.

7.  INCOME TAXES

        The 2001 and 2002 effective tax rates are less than the statutory tax rate due to permanent differences between the Company's income for financial reporting and tax purposes which reflect the net loss carryforward caused by the prior funding of subsidiary losses through capital contributions that are deductible for income tax purposes under Italian law, and the reduction in certain investments in subsidiaries. Such subsidiary losses were primarily attributable to the amortization of certain intangible assets associated with the Company's acquisitions.

8.  NEW ACCOUNTING PRONOUNCEMENTS

        In June 2001 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles Assets" ("SFAS No. 142"). The pronouncement is effective for fiscal years beginning after December 15, 2001 and applies to all goodwill and other intangible assets recognized in financial statements after that date. As a result of this statement, goodwill and intangibles deemed to have an indefinite life will no longer be amortized in the same manner as under the previous standards. However, they will be reviewed periodically for impairment and thus there may be more volatility in reported income.

        After an evaluation, the Company has concluded that the carrying value of goodwill and other intangible assets included in the Consolidated Balance Sheet as of January 1, 2002, does not exceed their fair market value, and as a result, has not recorded an asset impairment charge for the adoption of SFAS No. 142. The Company has determined that the useful life of its trade names ranges from 20 to 25 years and, therefore, their value is amortized on a straight-line basis over their useful life. Amortization expense relating to intangible assets for the six month period ended June 30, 2002 were Euro 18.6 million, compared to Euro 46.6 million for the same period of 2001.

9.  RECLASSIFICATION OF 2001 INCOME STATEMENT

        Starting January 1, 2002, certain costs and expenses of the optical retailing division included in the statement of consolidated income have been reclassified. Therefore, certain items for the six month period ended June 30, 2001 have been reclassified to conform to the new presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2001 AND 2002

        The following discussion should be read in conjunction with the disclosure contained in the Company's annual report on Form 20-F for the year ended December 31, 2001, which contains, among other things, a discussion of the Company's significant accounting policies.

OVERVIEW

        The Company operates in two industry segments: manufacturing and wholesale distribution, and retail distribution. Through its manufacturing and wholesale distribution operations, the Company is engaged in the design, manufacture, wholesale distribution and marketing of house brand and designer lines of mid- to premium- priced prescription frames and sunglasses. The Company operates in the retail segment through its Optical Retail Division, consisting of LensCrafters, Inc. and other affiliated companies ("LensCrafters") and, since April 2001, Sunglass Hut International, Inc. and its subsidiaries ("Sunglass Hut"). As of June 30, 2002 LensCrafters operated 866 stores throughout the United States of America, Canada and Puerto Rico and Sunglass Hut operated 1,910 stores located internationally in North America, Europe and Australia.

        The Company in the past has generally experienced variability in sales volume by quarter throughout the year due to seasonality associated with the sale of sunglasses. With the acquisition of Sunglass Hut, this seasonality effect has increased.

        As a result of the acquisition of LensCrafters in May 1995 and the Company's subsequent expansion of its business activities in the United States through the acquisition of the Ray-Ban sunglass business in 1999 and Sunglass Hut in 2001, the Company's results of operations, which are reported in Euro, have been rendered more susceptible to currency fluctuations between the Euro and the U.S. Dollar. The Company engages in certain foreign currency hedging activities to mitigate the impact of these fluctuations but the weakening of the U.S. Dollar, especially in the second quarter of 2002, has impacted the Company's reported revenues and expenses. In fact, while during the first six months of 2002 the average exchange rate (Euro 1.00 = U.S. Dollar 0.898) remained consistent compared to the same period of 2001 (Euro 1.00 = U.S. Dollar 0.899), it changed to Euro 1.00 = U.S. Dollar 0.9198 during the three month period ended June 30, 2002 from Euro 1.00 = U.S. Dollar 0.8721 during the three month period ended June 30, 2001, and as of June 28, 2002 the Noon Buying Rate was Euro 1.00 = U.S. Dollar 0.9856.

        On June 26, 1999, the Company acquired the Ray-Ban business for a purchase price of approximately U.S. $655 million (Euro 635 million based on the exchange rate in effect at such time), subject to post-closing adjustments. The acquisition was accounted for under the purchase method. Since the acquisition, the Company has closed Ray-Ban's frame manufacturing facilities outside Italy and integrated these operations into its own. This integration was substantially completed by the second quarter of 2000. In January 2002, the Company settled a purchase price dispute with Bausch & Lomb Incorporated, along with certain other litigation. The settlement resulted in a reduction in the purchase price of approximately U.S. $42 million and, accordingly, goodwill and a liability to Bausch & Lomb previously recorded have been reduced and the Company received a payment of U.S. $23 million in January 2002.

        In April 2001, through the completion of a tender offer and subsequent merger, the Company acquired all of the outstanding capital stock of Sunglass Hut for a purchase price of approximately Euro 558 million (including approximately Euro 33.9 million of acquisition-related expenses). The acquisition was accounted for under the purchase method and the results of Sunglass Hut have been included in the Company's consolidated results since the date of acquisition.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2002

        The following table sets forth for the six month period indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Six months ended June 30,

	2001 (Thousand of Euro)%		2002 (Thousand of Euro)%

Net sales	1,570,551	100.0	1,733,879	100.0
Cost of sales	465,911	29.7	483,874	27.9

Gross profit	1,104,640	70.3	1,250,004	72.1
Selling, general and administrative expense	816,418	52.0	905,238	52.2

Income from operations	288,222	18.4	344,766	19.9
Other expense (income)—net	25,181	1.6	37,932	2.2
Provision for income taxes	73,652	4.7	92,050	5.3
Minority interests	2,832	0.2	2,431	0.1

Net income	186,557	11.9	212,353	12.2

        The results of operations for the six month period ended June 30, 2002 include two significant changes from the comparable six month period in 2001. These changes are (i) the inclusion of the operations of Sunglass Hut, which was acquired in April 2001 and thus not included in the first quarter of 2001 statement of operations and (ii) the effect of the adoption of SFAS No. 142 "Goodwill and Other Intangibles Assets" whereby goodwill and other intangibles which are deemed to have an indefinite life will no longer be amortized into the statement of operations on a straight line basis as required by the previous standard but will be tested periodically for impairment.

        Because of these two significant changes, the Company has included the following table of consolidated adjusted sales and operating income for the six month period ended June 30, 2001. These consolidated adjusted amounts reflect the following adjustments:

1.
The consolidated results of Sunglass Hut for the three month period ended March 31, 2001, prior to the acquisition, which are included in the adjusted amounts, were reclassified for the elimination of a one time restructuring charge recorded in the period of approximately U.S. $30 million and the elimination of goodwill amortization as contemplated by the adoption of SFAS No. 142;

2.
The elimination of wholesale sales to Sunglass Hut from Luxottica Group entities for the three month period ended March 31, 2001; and

3.
The elimination of goodwill amortization for the six month period ended June 30, 2001 of all the Company's entities, as contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had the Sunglass Hut acquisition been completed and SFAS No. 142 been effective as of January 1, 2001.

        The following table reflects the Company's consolidated net sales and income from operations for the six month period ended June 30, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Net Sales	1,570,551	1,709,126
Income from Operations	288,222	306,448

        Net Sales.    Net sales increased 10.4 percent to Euro 1,733.9 million during the first six months of 2002, as compared to Euro 1,570.6 million for the same period of 2001. During the six months ended June 30, 2002, net sales in the retail segment accounted for approximately 66.5 percent of total net sales, compared to approximately 64.3 percent of the total net sales in the same period of 2001, primarily due to the incremental Sunglass Hut sales offset by a weakening of the U.S. dollar.

        On a consolidated adjusted basis, as reflected in the above table, net sales of the Company would have increased by 1.4 percent in the first six months of 2002, compared to the same period of 2001, as adjusted. This increase was primarily the net result of an increase in wholesale sales to opticians and other independent retailers, offset by a decline of same store sales in the retail segment by 1.4 percent.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, increased 14.2 percent to Euro 1,153.1 million for the six months ended June 30, 2002 from Euro 1,009.6 million for the same period of 2001.

        On a consolidated adjusted basis, net sales of the retail segment, in Euro, would have decreased by 0.1 percent in the first six months of 2002, compared to the same period of 2001, as adjusted. Consolidated adjusted retail sales, translated into U.S. Dollars at the corresponding period, average exchange rate, would have decreased 0.3 percent during the first six months of 2002. The decline was attributable to a decrease of comparable store sales by 1.4 percent as compared to the same period of 2001, as adjusted, along with a reduction of Sunglass Hut stores as mentioned below. The number of LensCrafters' retail stores increased to 866 at June 30, 2002 from 861 at June 30, 2001. The Company operated 1,910 Sunglass Hut stores at June 30, 2002 compared to 1,942 at June 30, 2001.

        Net sales to third parties in the manufacturing and wholesale segment were Euro 580.8 million for the first six months of 2002 compared to Euro 561.0 million in the comparable period of 2001. Excluding wholesale sales by the Company to Sunglass Hut during both periods, net sales to third parties in the segment would have been 4.9 percent. Assuming constant exchange rates, wholesale sales to third parties for the first six months of 2002 would have increased by 6.3 percent compared to the same period of 2001, as adjusted for the elimination of sales to Sunglass Hut. The majority of this increase is attributable to additional sales of our designer lines, particularly to the successful development of the Chanel brand and a strong demand of our house brand Arnette.

        On a geographic basis, the United States and Canada operations had net sales of Euro 1,239.6 million in the first six months of 2002, comprising 71.5 percent of total net sales, an increase of Euro 105.5 million from the same period of 2001, mostly attributable to the incremental Sunglass Hut sales for the first three months of 2002 when compared to the same pre acquisition period of 2001 in the region. Net sales for the rest of the world accounted for the remaining Euro 494.3 million of net sales, which represents a 13.3 percent increase as compared to the same period of 2001 partially due to the incremental sales of Sunglass Hut in the UK and Australia when compared to the same pre-acquisition period of 2001 in the region.

        Cost of sales.    Cost of sales increased 3.9 percent to Euro 483.9 million in the first six months of 2002, from Euro 465.9 million in the same period of 2001, and decreased as a percentage of net sales to 27.9 percent from 29.7 percent, respectively. This decrease as a percentage of net sales was attributable to the increase in sales by Sunglass Hut of Luxottica manufactured products together with the benefits from more favorable terms from Sunglass Hut vendors. Manufacturing labor costs increased 5.3 percent to Euro 138.4 million in the first six months of 2002, from Euro 131.4 million in the same period of 2001. As a percentage of net sales, cost of labor decreased to 8.0 percent from 8.4 percent. For the first six months of 2002 the average number of frames produced daily in Luxottica's facilities was approximately 121,000 versus 126,000 for the same period of 2001.

        Gross Profit.    For the reasons outlined above, gross profit increased 13.2 percent to Euro 1,250.0 million in the first six months of 2002, from Euro 1,104.6 million in the same period of 2001. As a percentage of net sales, gross profit increased to 72.1 percent in the first six months of 2002 from 70.3 percent in the same period of 2001.

        Operating Expenses.    Total operating expenses increased 10.9 percent to Euro 905.2 million in the first six months of 2002, from Euro 816.4 million in the same period of 2001. As a percentage of net sales, operating expenses increased to 52.2 percent in the first six months of 2002 from 52.0 percent in the same period of 2001.

        Selling, royalty and advertising expenses increased 17.5 percent to Euro 744.8 million during the first six months of 2002, from Euro 633.9 million in the same period of 2001. As a percentage of net sales, these expenses increased to 43.0 percent from 40.4 percent. This increase is primarily attributable to the inclusion for the full period of the operations of Sunglass Hut, which, as a retailer, incurs higher selling expenses as a percentage of sales than the Company's wholesale operations. In addition to the additional selling, royalty and advertising expenses of Sunglass Hut for the first quarter of 2002 of Euro 82.2 million, the increase is also attributable to an increase in royalties from higher designer-line sales.

        General and administrative expenses, including intangible asset amortization, decreased 12.1 percent to Euro 160.4 million in the first six months of 2002 from Euro 182.5 million in the same period of 2001. This decrease was primarily due to the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS No. 142, partially offset by the inclusion of Sunglass Hut general and administrative expenses for the entire 2002 period.

        As a percentage of net sales, general and administrative expenses decreased to 9.3 percent from 11.6 percent. This decrease was mainly due to the synergies achieved through the integration of Sunglass Hut into LensCrafters. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        Income from Operations.    Income from operations increased 19.6 percent to Euro 344.8 million in the first six months of 2002, from Euro 288.2 million in the same period of 2001. As a percentage of net sales, income from operations increased to 19.9 percent from 18.4 percent.

        On a consolidated adjusted basis, the increase in income from operations in the first six months of 2002 would have been 12.5 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 17.9 percent of consolidated adjusted net sales for the first six months of 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 27.6 percent in the first six months of 2002, from 26.2 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the six month period ended June 30, 2002.

        Operating margin in the retail segment decreased to 15.3 percent in the first six months of 2002, from 16.2 percent in the same period of 2001, due to the inclusion of Sunglass Hut's operations for the entire period. On a consolidated adjusted basis, operating margin of the retail segment would have been 13.3 percent of retail adjusted net sales, in the first six months of 2001. The improvement in operating margin for the six month period ended June 30, 2002 as compared to the same period of 2001, as adjusted, is primarily due to: i) improved gross profit from more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors, and ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure.

        Interest and Other Expenses.    Net interest and other expense was Euro 37.9 million in the first six months of 2002 compared to Euro 25.2 million in the same period of 2001. This increase was attributable to higher interest expense due to the additional borrowings needed to finance the acquisition of Sunglass Hut.

        Net Income.    Net income before taxes and minority interest increased 16.6 percent to Euro 306.8 million in the first six months of 2002, from Euro 263.0 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 17.7 percent from 16.7 percent. Minority interest of Euro 2.4 million in the first six months of 2002 decreased from Euro 2.8 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 13.8 percent to Euro 212.4 million in the first six months of 2002 from Euro 186.6 million in the same period of 2001. Net income as a percentage of net sales increased to 12.2 percent from 11.9 percent in the comparable period of 2001.

        Basic and diluted earnings per share for the first six months of 2002 was Euro 0.47, increasing from Euro 0.41 for the same period of 2001.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2002

        The following table sets forth for the three month periods indicated the amount and percentage of net sales represented by certain items included in the Company's statements of consolidated income.

	Three months ended June 30,

	2001 Thousand of Euro	%	2002 Thousand of Euro	%

Net sales	906,409	100.0	867,109	100.0
Cost of sales	277,472	30.6	239,346	27.6

Gross profit	628,936	69.4	627,763	72.4
Selling, general and administrative expense	470,817	51.9	446,181	51.5

Income from operations	158,119	17.4	181,582	20.9
Other expense (income)—net	13,421	1.5	21,775	2.5
Provision for income taxes	40,524	4.5	47,942	5.5
Minority interests	1,229	0.1	582	0.1

Net income	102,944	11.4	111,283	12.8

        The results of operations for the three month period ended June 30, 2002 include the effect of adoption of SFAS No. 142, "Goodwill and Other Intangibles Assets". Because of this significant change the Company has included the following table of consolidated adjusted operating income for the three month period ended June 30, 2001, reflecting the elimination of goodwill amortization contemplated by the adoption of SFAS No. 142.

        This information is being provided for comparison purposes only and does not purport to be indicative of the actual results that would have been achieved had SFAS No. 142 been effective as of April 1, 2001.

        The following table reflects the Company's income from operations for the three month period ended June 30, 2001 as reported and as adjusted:

	2001, as reported (Thousand of Euro)	2001, as adjusted (Thousand of Euro)

Income from Operations	158,119	173,964

        Net Sales.    Net sales decreased 4.3 percent to Euro 867.1 million during the second quarter of 2002, as compared to Euro 906.4 million for the same period of 2001, primarily due to the weakening of the U.S. Dollar. During the three months ended June 30, 2002, net sales in the retail segment accounted for approximately 67.4 percent of total net sales, compared to approximately 68.9 percent of the total net sales in the same period of 2001. Calculated with constant exchange rates, consolidated net sales would have been flat as compared to the same period of 2001.

        Net sales in the retail segment, through LensCrafters and Sunglass Hut, decreased 6.3 percent to Euro 584.6 million for the three months ended June 30, 2002 from Euro 624.1 million for the same period of 2001. This decrease was primarily due to the weakening of the U.S. Dollar against the Euro. In constant U.S. Dollar terms, retail sales would have decreased 1.5 percent, due to a decline in comparable store sales of 2.7 percent as compared to the same period of 2001 and a decrease in Sunglass Hut stores, offset by an increase in number of LensCrafters stores.

        Net sales to third parties in the manufacturing and wholesale segment increased 0.3 percent to Euro 282.5 million for the second quarter of 2002 from Euro 281.8 million for the same period of 2001. Assuming constant exchange rates, wholesale sales to third parties for the second quarter of 2002 would have increased by 3.6 percent, compared to the same period of 2001. The majority of this increase is attributable to additional sales of our designer lines, particularly to the successful development of the Chanel brand and a strong demand for our house brand Arnette.

        On a geographic basis, the United States and Canada operations had net sales of Euro 618.7 million in the second quarter of 2002, comprising 71.3 percent of total net sales, a decrease of Euro 53.7 million from the same period of 2001, mostly attributable to the weakening of the U.S. Dollar. Net sales for the rest of the world accounted for the remaining Euro 248.4 million of net sales, which represents a 6.2 percent increase as compared to the same period of 2001.

        Cost of sales.    Cost of sales decreased 13.7 percent to Euro 239.3 million in the second quarter of 2002, from Euro 277.5 million in the same period of 2001, and decreased as a percentage of net sales to 27.6 percent from 30.6 percent, respectively. This decrease is largely attributable to the more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors in addition to a change in the product mix at our Sunglass Hut stores. Luxottica products represented 46.4% of Sunglass Hut's net sales for the three month period ended June 30, 2002 compared to 17.1% for the same period in 2001.

        Manufacturing labor costs increased 3.1 percent to Euro 68.7 million in the second quarter of 2002, from Euro 66.7 million in the same period of 2001. As a percentage of net sales, cost of labor increased to 7.9 percent from 7.4 percent. For the second quarter of 2002, the average number of frames produced daily in Luxottica's facilities was approximately 123,000 versus 130,000 for the same period of 2001.

        Gross Profit.    For the reasons outlined above, gross profit decreased 0.2 percent to Euro 627.8 million in the second quarter of 2002, from Euro 628.9 million in the same period of 2001. As a percentage of net sales, gross profit increased to 72.4 percent in the second quarter of 2002 from 69.4 percent in the same period of 2001.

        Operating Expenses.    Total operating expenses decreased 5.2 percent to Euro 446.2 million in the second quarter of 2002, from Euro 470.8 million in the same period of 2001. As a percentage of net sales, operating expenses decreased to 51.5 percent in the second quarter of 2002 from 51.9 percent in the same period of 2001.

        Selling, royalty and advertising expenses increased 0.2 percent to Euro 369.0 million in the second quarter of 2002, from Euro 368.3 million in the same period of 2001. As a percentage of net sales, these expenses increased to 42.6 percent from 40.6 percent. This increase is primarily attributable to higher salesmen expenses in the wholesale division and higher advertising expenses at Sunglass Hut.

        General and administrative expenses, including intangible asset amortization, decreased 24.7 percent to Euro 77.2 million in the second quarter of 2002 from Euro 102.5 million in the same period of 2001. This decrease was primarily due to the cost savings achieved from improved efficiencies in the retail division's corporate structure, and to the benefit from the elimination of amortization expenses associated with goodwill due to the adoption of SFAS 142. These cost savings were partially offset by the amortization expense associated with the acquired Sunglass Hut trade name.

        As a percentage of net sales, general and administrative expenses decreased to 8.9 percent from 11.3 percent.

        Income from Operations.    Income from operations increased 14.8 percent to Euro 181.6 million in the second quarter of 2002, from Euro 158.1 million in the same period of 2001. As a percentage of net sales, income from operations increased to 20.9 percent from 17.4 percent.

        On a consolidated adjusted basis, the increase in the second quarter of 2002 would have been 4.4 percent, compared to the same period of 2001, as adjusted. Income from operations, as adjusted, represented 19.3 percent of consolidated adjusted net sales for the second quarter of 2001.

        Operating margin in the manufacturing and wholesale distribution segment increased to 27.9 percent in the second quarter of 2002, from 26.8 percent in the same period of 2001, largely due to the benefit received from the elimination of goodwill amortization expense for the three month period ended June 30, 2002.

        Operating margin in the retail segment increased to 16.9 percent in the second quarter of 2002, from 15.9 percent in the same period of 2001, mainly due to: i) the improved gross profit from the more favorable purchase terms that the Company was able to renegotiate with its Sunglass Hut vendors; ii) the cost savings achieved from improved efficiencies in the retail division's corporate structure; and iii) the benefit received from the elimination of goodwill amortization expense.

        Interest and Other Expenses.    Net interest and other expense was Euro 21.8 million in the second quarter of 2002 compared to Euro 13.4 million in the same period of 2001. This increase was attributable to realized and unrealized foreign exchange transaction and remeasurement losses, net recognized in the second quarter of 2002, compared to a net gain on similar items in the comparable period of 2001, partially offset by lower interest expense due to the reduction of net debt.

        Net Income.    Net income before taxes and minority interest increased 10.4 percent to Euro 159.8 million in the second quarter of 2002, from Euro 144.7 million in the same period of 2001. As a percentage of net sales, net income before taxes and minority interest increased to 18.4 percent from 16.0 percent. Minority interest of Euro 0.6 million in the second quarter of 2002 decreased from Euro 1.2 million in the same period of 2001. The Company's effective tax rate increased to 30.0 percent from 28.0 percent in the same period of 2001. Net income increased 8.1 percent to Euro 111.3 million in the second quarter of 2002 from Euro 102.9 million in the same period of 2001. Net income as a percentage of net sales increased to 12.8 percent from 11.4 percent in the comparable period of 2001.

        Basic earnings per share for the second quarter of 2002 was Euro 0.25, increasing from Euro 0.23 for the same period of 2001. Diluted earnings per share for the second quarter of 2002 was Euro 0.24, increasing from Euro 0.23 for the same period of 2001.

LIQUIDITY AND CAPITAL RESOURCES

        As of June 30, 2002 the Company's consolidated net financial position (defined as financial debt less cash balances) was Euro (1,352.8) million compared to Euro (1,469.9) million as of December 31, 2001. This improvement is attributable to the cash generated by operating activities during the first six months of 2002, only a portion of which was used in investing activities.

        The Company has relied primarily upon internally generated funds, trade credit and bank borrowings to finance its operations and expansion. In June 1999, the Company received the proceeds of a Euro 350 million Eurobond offering by a wholly-owned subsidiary of the Company, which was used to repay indebtedness under a prior credit agreement. Luxottica Group S.p.A. had guaranteed the subsidiary's obligations under the eurobonds which were repaid in full in June 2002. To refinance the eurobonds, in June 2002 Luxottica U.S. Holding Corp. ("U.S. Holdings"), a U.S. subsidiary, entered into a U.S. $350 million credit facility with a group of four Italian banks led by UniCredito Italiano S.p.A. The new credit facility is guaranteed by Luxottica Group S.p.A. and matures in June 2005. The term loan portion of the credit facility provided US $200 million of borrowing and requires equal quarterly principal installments beginning in March 2003. The revolving loan portion of the credit facility allows for maximum borrowings of US $150 million, which was fully drawn as of June 30, 2002. Interest accrues under the credit facility at LIBOR (as defined in the agreement) plus 0.5 percent (2.386 percent on June 30, 2002) and the credit facility allows the Company to select interest periods of one, two, or three months. The credit facility contains certain financial and operating covenants.

        In July 2002, U.S. Holdings entered into a Convertible Swap Step-Up ("Swap 2002"). Swap 2002's beginning and maximum notional amount is U.S. $275 million and will decrease by U.S. $20 million quarterly starting with the quarter beginning March 17, 2003. This Swap will expire on June 17, 2005. Swap 2002 was entered into to convert the floating rate credit agreement referred to in the preceding paragraph to a mixed position rate agreement. Swap 2002 allows U.S. Holdings to pay a fixed rate of interest if LIBOR remains under certain defined thresholds and for U.S. Holdings to receive an interest payment of the three month LIBOR rate as defined in the agreement. This derivative does not qualify for hedge accounting under Statement of Financial Accounting Standards No. 133, and as such will be marked to market with the gain or losses from the change in value to be reflected in current operations.

        In June 1999, the Company acquired the Ray-Ban business from Bausch & Lomb Incorporated for a purchase price of U.S. $655 million (Euro 635 million), subject to post-closing adjustments. The purchase price was paid with the proceeds of a U.S. $650 million (Euro 630 million) credit facility with UniCredito Italiano SpA. The interest rate applicable to amounts provided to the Company under the credit facility was Euribor plus 0.5 percent. In June 2000, the Company refinanced this short-term credit facility with a new credit facility which provides for total maximum borrowings of Euro 500 million. The new credit facility is unsecured, expires in June 2003, and allows the Company to select interest periods of one, two, three or six months. The term loan portion of the agreement is for Euro 300 million and requires equal quarterly installments of principal (Euro 25 million). Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.4 percent (3.918 percent on June 30, 2002). The revolving loan portion allows for maximum borrowings of Euro 200 million; amounts borrowed under the revolving loan facility may be repaid and re-borrowed until the expiration of the agreement. The Company can select interest periods of one, two, three or six months until the agreement terminates in June 2003 and interest accrues at Euribor plus 0.375 percent (3.819 percent on June 30, 2002).

        In December 2000, the Company entered into a new credit facility providing for maximum borrowing of Euro 256 million from San Paolo IMI S.p.A. Bank. This credit facility matured in June 2002, and the amount oustanding at that time was repaid in full.

        In March 2001, the Company entered into a new credit facility with Banca Intesa S.p.A. to finance the acquisition of Sunglass Hut. The credit facility is unsecured, was scheduled to expire in September 2002, and allows the Company to select interest periods of one, two or three months. The term loan portion of the credit agreement is for Euro 200 million and requires quarterly payments of interest. Interest accrues on the term loan at Euribor (as defined in the agreement) plus 0.325 percent (3.806 percent on June 30, 2002). The revolving loan portion allows for maximum borrowings of Euro 300 million; amounts borrowed under the revolving portion of the credit agreement may be repaid and reborrowed until the expiration of the agreement. The revolving loan can be renewed for periods of one, two or three months until the agreement terminates and accrues interest at Euribor plus 0.325 percent (3.806 percent on June 30, 2002). In September 2002, the Company agreed with Banca Intesa S.p.A. to extend the credit facility until December 2002, on the same terms and conditions.

        In March 2002, Sunglass Hut redeemed its outstanding 5.25% convertible subordinated notes, as provided in the indenture under which such notes were issued. The net loss on the extinguishment of the debt evidenced by the notes was immaterial to the Company's consolidated financial statements.

FORWARD LOOKING INFORMATION

        Certain statements in this Form 6-K may constitute forward-looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, our ability to successfully introduce new products, our ability to maintain an efficient distribution network, our ability to effectively integrate newly acquired businesses, our ability to negotiate and maintain favorable license agreements, liabilities arising from legal or regulatory proceedings to which we are or may become a party, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors, our ability to adequately protect our intellectual property and other proprietary rights and other risks referred to in the Company's filings with the Securities and Exchange Commission.

        Set forth below is the text of a press release issued by the Company on July 26, 2002. The press release speaks as of the date it was first issued, and the Company does not intend to update or revise any forward looking statements contained in the press release based on new information, future events or otherwise.

Luxottica 1H02 Net Income Up 13.8 Percent

Group highlights for the first half of 2002:

    •          Net sales up by 10.4 percent to EUR 1,733.9 million (US$ 1,557.0 million)

    •          Operating income up by 19.6 percent to EUR 344.8 million

    •          Earnings per ADS to EUR 0.47 (US $0.42)

        Milan, Italy, July 26, 2002—Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX), worldwide leader in the eyewear sector, today announced record results for the six-month period ended June 30, 2002.

        Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        The Company's results are stated herein in accordance with U.S. GAAP and are broken out for additional perspective into consolidated, manufacturing/wholesale, including Ray-Ban and retail components, which include Sunglass Hut International and LensCrafters. As there are intercompany items, it is important to note the full reconciliation detailed in the Segmental Information Table provided with this announcement.

        Luxottica considers the financial results denominated in Euro (EUR), the Group's reporting currency, to be a more accurate gauge of its operating performance. The results denominated in U.S. dollars were converted at the average exchange rate for the three-month period ended June 30, 2002, of EUR 1.00 = US$0.9198, compared with EUR 1.00 = US$0.8721 for the second quarter of 2001. For the six-month period, the results denominated in U.S. dollars were converted at the average exchange rate of EUR 1.00 = US$0.8980, compared with EUR 1.00 = US$0.8990 for the equivalent six-month period of 2001.

Consolidated Results:

    •    Second quarter

        Consolidated net sales for the second quarter were EUR 867.1 million, compared with EUR 906.4 million for the same period of 2001. Assuming constant exchange rates, consolidated net sales would have been flat year-over-year.

        Consolidated gross profit for the quarter was EUR 627.8 million. Gross margin for the quarter improved year-over-year to 72.4 percent, from 69.4 percent.

        Consolidated operating income for the quarter rose by 14.8 percent to EUR 181.6 million, from EUR 158.1 million for the equivalent quarter last year. Operating margin for the quarter improved year-over-year to 20.9 percent, from 17.4 percent.

        Consolidated net income for the quarter rose by 8.1 percent to EUR 111.3 million, from EUR 103.0 million for the year-ago quarter. Consequently, consolidated net margin for the quarter improved year-over-year to 12.8 percent, from 11.4 percent.

        Earnings per American Depositary Share (ADS) (one ADS represents one ordinary share) for the second quarter were EUR 0.25, compared with EUR 0.23 for the same period last year. In U.S. dollars, earnings per ADS (EPADS) for the quarter were US $0.23, compared with EPADS of US $0.20 for the second quarter of last year.

    •    First half

        Consolidated net sales for the first half rose by 10.4 percent to EUR 1,733.9 million, from EUR 1,570.6 million for the same period of 2001.

        Consolidated gross profit for the period rose by 13.2 percent to EUR 1,250.0 million, compared with EUR 1,104.6 for the equivalent period last year. Gross margin for the period improved year-over-year to 72.1 percent, from 70.3 percent.

        Consolidated operating income for the period rose by 19.6 percent to EUR 344.8 million, from EUR 288.2 million for the equivalent period last year. Operating margin for the period improved year-over-year to 19.9 percent, from 18.4 percent.

        Consolidated net income for the first half rose by 13.8 percent to EUR 212.4 million, from EUR 186.6 million for the equivalent period last year. Consequently, consolidated net margin for the period improved year-over-year to 12.2 percent, from 11.9 percent.

        EPADS for the first half improved by 13.3 percent to EUR 0.47, from EUR 0.41 for the same period last year. In U.S. dollars, EPADS for the period were US $0.42, compared with EPADS of US $0.37 for the first half of last year.

        Net outstanding debt on June 30, 2002, decreased by EUR 117.0 million to EUR 1,352.8 million, compared with net outstanding debt of EUR 1,469.9 million on December 31, 2001.

Breakdown of Manufacturing/ Wholesale and Retail Results:

    •    Manufacturing/Wholesale Division

        Luxottica's manufacturing/wholesale sales for first half rose by 3.3 percent to EUR 664.7 million, from EUR 643.2 million for the same period the previous year. Assuming constant exchange rates, manufacturing/wholesale sales for the first half would have risen year-over-year by 4.6 percent.

        Manufacturing/ wholesale operating income for the first half rose by 9.1 percent to EUR 183.6 million, from EUR 168.3 million for the same period last year.

        Leonardo Del Vecchio, chairman and founder of Luxottica Group, commented on the results of the manufacturing/wholesale division: "Wholesale sales results for the quarter suffered from the unfavorable impact of exchange rates, while orders were up by over five percent in the first half. Since demand for our products continues to be strong, I expect that we will maintain this growth rate for the full year."

    •    Retail Division

        Group's retail results for the three-month period ended June 30, 2002, included results for both LensCrafters and Sunglass Hut International, as they are effectively run as a single division of the Group. Results of the Sunglass Hut International operations were consolidated into the Group's results as of March 31, 2001.

        Retail sales for the second quarter declined by 1.5 percent to US $537.2 million, from US $545.5 million for the equivalent quarter last year. Same stores sales for the quarter decreased year-over-year by 2.7 percent exclusively as a result of declining sales at Sunglasses Hut International stores. This decline was prompted by an overall deterioration in consumer confidence, which affected consumption, as well as a decline in mall traffic.

        Retail sales for the first half rose year-over-year by 14.9 percent to US $1,035.6 million. Same store sales for the period declined year-over-year by 1.4 percent.

        Retail operating income for first half improved by 8.9 percent to US$158.6 million, from US $145.7 million for the same period last year.

        Mr. Del Vecchio, commenting on the results of the retail division, continued: "Same store sales for the first half of the year were slightly below our expectations. While LensCrafters posted its fortieth consecutive quarter of growth in same store sales, the sun business continued to suffer from a slowdown in consumption. Our ability to control costs, however, will allow us to reach the expected level of profitability, notwithstanding the lower sales."

        "One year after the Sunglass Hut International acquisition, we believe we have developed a winning store format, with a product assortment that reflects the taste and demand of a broader range of consumers. Consequently, we are confident that our Sunglass Hut International strategy will be successful once consumption picks up again."

        "During the second quarter, we acquired two small sun chains in the U.S. for a total of 39 stores. This operation was in line with our new store opening plan."

Statement from the Chairman:

        Mr. Del Vecchio concluded: "The outlook for the global economic environment continues to be uncertain: the economy has a difficult time turning around; there is fear of new terrorist attacks; the performance of the financial markets affects the behavior of consumers who are concerned about the future; and, in the U.S., the crisis of confidence in the system, caused by the many financial and accounting scandals of late, resulted in a sudden weakening of a U.S. dollar that after over two years recently reached again parity with the Euro, thus impacting the profitability of foreign companies that have a direct presence in the U.S."

        "While the downward economic trend is not expected to reverse its course as soon as we had originally hoped, we expect that our continued focus on further efficiencies gains combined with strong cost control exercised over both divisions will allow us to reach the profitability levels that we had originally set forth. In light of our first half performance and barring any worsening in the economic and political scenario, I am confident in the outlook for the second half of the year. Assuming that the Euro/ U.S. dollar exchange rate will remain at parity, I expect the Group to post consolidated sales for 2002 of approximately EUR 3,200 million, with a net margin close to 12.0 percent. Moreover, I believe that strong companies will emerge even stronger once we emerge from the current economic slump."

        Luxottica is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban®, Revo®, ArnetteTM and Killer Loop® brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2001, Group net sales improved year-over-year by 26.8 percent to EUR 3,064.9 million and net income by 23.9 percent to EUR 316.4 million. Additional information on the company is available on the web at www.luxottica.com.

        Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

Contacts:

Sabina Grossi, Director, Investor Relations

Alessandra Senici, Investor Relations

Luxottica Group S.p.A.

Tel.: +39-02-8633-4600

E-mail: SabinaGrossi@Luxottica.com

AlessandraSenici@Luxottica.com

# # #

Luxottica Headquarters and Registered Offices•Via Cantù 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

The Bank of New York (ADR Depositary Bank)•620 Avenue of the Americas, New York, NY 10010 USA

Tel. + 1.646.885-3270 - Fax + 1.646.885-3063

LUXOTTICA s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

KILLER LOOP EYEWEAR s.r.l.
LOC. VALCOZZENA - 32021 AGORDO
(BELLUNO) - ITALY

SUNGLASS HUT INTERNATIONAL, INC.
255 ALHAMBRA CIRCLE
CORAL GABLES, FLORIDA 33134

LUXOTTICA FASHION BRILLEN VER TRIEBS GMBH
HANS-PINSEL STR. 10A - 85540
MÜNCHEN - DEUTSCHLAND

LUXOTTICA PORTUGAL SA
R. JOÃO DE FREITAS BRANCO, 32-C - 1500-351
LISBOA - PORTUGAL

LUXOTTICA FRANCE S.A.
LES ESPACES DE SOPHIA - BÂT. B 80,
ROUTE DES LUCIOLES - VALBONNE
06902 SOPHIA ANTIPOLIS CEDEX
FRANCE

LUXOTTICA IBERICA SA
C/SILICI, 79-81
08940 CORNELLÀ DE LLOBREGAT
BARCELONA - ESPAÑA

LUXOTTICA U.K. LTD
IRON BRIDGE CLOSE - GREAT CENTRAL WAY
LONDON NW 10 0NW
UNITED KINGDOM

LUXOTTICA BELGIUM N.V.
AIRPORT BUSINESS CENTER - LUCHTHAVENLEI FI7
2100 DEURNE - BELGIUM

LUXOTTICA HELLAS AE
ANTHOUSAS AVE, 3-153 51 PALLINI - GREECE

LUXOTTICA SWEDEN A.B.
TRÄLÕSVÄGEN, 14 - VÄSTRA FRÖLUNDA
GÖTEBORG - SVERIGE

LUXOTTICA (SWITZERLAND) AG
WIESENSTRASSE, 1 - 4900 LANGENTHAL - SCHWEIZ

LUXOTTICA POLAND SP.Z.O.O
UL.ZACHODNIA 5/73
30-350 KRAKOW, POLAND

LUXOTTICA NEDERLAND B.V.
POSTBUS 506 - VAN DEN EIJNDEKADE, 2
2100 AM HEEMSTEDE - NEDERLAND

OY LUXOTTICA FINLAND AB
SINIKALLIONTIE 12 - 02630 ESPOO - SUOMI

LUXOTTICA VERTRIEBS GMBH
INKUSTRASSE, 1 - 7-A-3400
KLOSTERNEUBURG - ÖSTERREICH

LUXOTTICA NORGE AS
STORGT, 23
3611 KONGSBERG - NORWAY

LUXOTTICA GOZLUK TIC. A.S.
SEHITLER CAD. 1519 - SOKAK N. 5
UMURBEY IZMIR - TURKEY

AVANT-GARDE OPTICS LLC
44 HARBOR PARK DRIVE - PORT WASHINGTON
NEW YORK 11050 - USA

LENSCRAFTERS INC.
8650 GOVERNOR'S HILL DRIVE
P.O. BOX 429580
CINCINNATI - OHIO

LUXOTTICA CANADA INC.
947, VERBENA ROAD - MISSISSAUGA
TORONTO - ONTARIO L5T 1T5 - CANADA

LUXOTTICA DO BRASIL LTDA
AVENIDA TAMBORÉ,
1180-MODULO B03-CEP 06460-000 BARUERI
SÃO PAULO - BRASIL

LUXOTTICA MÉXICO S.A. DE C.V.
MONTE ELBRUZ 132 - 9° PISO
ENTRE MOLIERE Y BLVD. M. AVILA CAMACHO
COL. LOMAS DE CHAPULTEPEC
11000 MÉXICO D.F. - MÉXICO

LUXOTTICA ARGENTINA S.R.L.
AVENIDA ALICIA MOREAU DE JUSTO, 550
PISO 1, OF. 20 Y 23 - 1107 BUENOS AIRES
ARGENTINA

MIRARI JAPAN LTD
AOBADAI BUILDING, 8F
10-9 AOBADAI 3 - CHOME
MEGURO-KU, TOKYO 153-0042 - JAPAN

LUXOTTICA SOUTH AFRICA (PTY) LTD
UNIT 5, 778 RICHARDS DRIVE - MIDRAND,
1685-PRIVATE BAG X213,
HALFWAY HOUSE 1685 - SOUTH AFRICA

LUXOTTICA AUSTRALIA PTY LTD
UNIT 8/26 JAMES STREET - P.O. BOX 47
LIDCOMBE NSW 2141 SYDNEY - AUSTRALIA

LUXOTTICA OPTICS LTD.
32 MASKIT ST. - HERZELIA-PITUAH -
P.O.B. 2038 HERZELIA 46120 - ISRAEL

LUXOTTICA GULF L.L.C.
OFFICE N. 2B LEVEL 10 - PLOT N.
ONE TRADE CENTRE SHEIKH ZAYED ROAD
DUBAI - U.A.E.

MIRARIAN MARKETING PTE LTD
315 OUTRAM ROAD, 13-04 TAN BOON
LIAT BUILDING, 169074 SINGAPORE

RAY BAN SUN OPTICS INDIA LTD
FLAT 802, TOWER-A SIGNATURE TOWERS, SOUTH CITY
GURGAON 122 02-INDIA

TRISTAR OPTICAL COMPANY LTD
RM. 1016, TOWER B, SOUTHWARK
11 YIP HING STREET
WONG CHUK HANG, ABERDEEN
HONG KONG

www.luxottica.com

LUXOTTICA GROUP S.p.A.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

LUXOTTICA GROUP S.P.A.
By:	/s/ ROBERTO CHEMELLO Roberto Chemello Chief Executive Officer

        Date: October 16, 2002

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